UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
LDK Solar Co., Ltd.
(Name of Issuer)
Ordinary Shares, $0.10 par value per share
(Title of Class of Securities)
50183L107
(CUSIP Number)
April 1, 2015
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]         Rule 13d-1(b)

[   ]         Rule 13d-1(c)

[   ]         Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50183L107

1	NAMES OF REPORTING PERSONS BFAM Partners (Cayman) Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	27,272,339 (1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	27,272,339 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		27,272,339 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO, HC

(1) See item 4 for more information.

CUSIP No. 50183L107

1	NAMES OF REPORTING PERSONS BFAM Partners (Hong Kong) Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	27,272,339 (1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	27,272,339 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		27,272,339 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO, HC

(1) See item 4 for more information.

CUSIP No. 50183L107

1	NAMES OF REPORTING PERSONS BFAM Asian Opportunities Master Fund, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	27,272,339 (1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	27,272,339 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		27,272,339 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

(1) See item 4 for more information.

CUSIP No. 50183L107

1	NAMES OF REPORTING PERSONS BFAM Asian Opportunities Master GP Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	27,272,339 (1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	27,272,339 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		27,272,339 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

(1) See item 4 for more information.

CUSIP No. 50183L107

1		NAMES OF REPORTING PERSONS Benjamin Fuchs
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	St Kitts & Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	27,272,339 (1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	27,272,339 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	27,272,339 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN, HC

(1) See item 4 for more information.

CUSIP No. 50183L107

SCHEDULE 13G

Item 1(a)	Name of Issuer:
LDK Solar Co., Ltd.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
Hi-Tech Industrial Park Xinyu City Jiangxi Province 338032 People’s Republic of China
Item 2(a)
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) BFAM Partners (Cayman) Limited (“BFAM Cayman”);

(ii) BFAM Partners (Hong Kong) Limited (“BFAM Hong Kong”);

(iii) BFAM Asian Opportunities Master Fund, L.P. (the “Master Fund”);

(iv) BFAM Asian Opportunities Master GP Limited (the “Master GP”); and

(v) Benjamin Fuchs (“Mr. Fuchs”).

The Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit 1.

This Statement relates to Shares (as defined herein) held, or which may be acquired, for the account of the Master Fund.  BFAM Cayman serves as the investment adviser to the Master Fund. BFAM Hong Kong is a wholly-owned subsidiary of BFAM Cayman and serves as sub-adviser to the Master Fund.  Mr. Fuchs is the controlling shareholder of BFAM Cayman. The Master GP serves as the general partner of the Master Fund. In such capacities, BFAM Cayman, BFAM Hong Kong, the Master GP and Mr. Fuchs  may be deemed to have voting and dispositive power over the Shares held for the Master Fund.

Item 2(b)
Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o BFAM Partners (Hong Kong) Limited, 35th Floor, Suite 1-3A, 148 Electric Road, North Point, Hong Kong.

CUSIP No. 50183L107

Item 2(c)	Citizenship:

(i) BFAM Cayman is a Cayman Islands exempted company;

(ii) BFAM Hong Kong is a Hong Kong limited company;

(iii) the Master Fund is a Cayman Islands exempted  limited partnership;

(iv) the Master GP is a Cayman Islands exempted company; and

(v) Mr. Fuchs is a citizen of St Kitts & Nevis.

Item 2(d)	Title of Class of Securities:
Ordinary Shares, $0.10 par value per share (the “Shares”)
Item 2(e)	CUSIP Number:
50183L107
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: [X] (j) A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4	Ownership:
Item 4(a)	Amount Beneficially Owned:
27,272,339 Shares *
Item 4(b)	Percent of Class:
10.5% *
Item 4(c)	Number of Shares of which each Reporting Person has:

	(i) Sole power to vote or to direct the vote:	0
	(ii) Shared power to vote or to direct the vote:	27,272,339 *
	(iii) Sole power to dispose or to direct the disposition of:	0
	(iv) Shared power to dispose or to direct the disposition of:	27,272,339 *

CUSIP No. 50183L107

*  The Master Fund (the “Noteholder”) holds the Issuer’s 5.535% Convertible Senior Notes due 2018 with an aggregate face value of $38,000,500 (the “Notes”).  The indenture for the Notes, dated December 10, 2014 (the “Indenture”), provides that the Notes are convertible into Shares at a floating rate (the “Floating Conversion Rate”) calculated as the number of Shares into which US$1,000 of the principal amount of the Notes may be convertible at the volume weighted average price of the Issuer’s American Depositary Shares (“ADSs”) for the 20-trading-day period immediately prior to (but excluding) the date of the notice of conversion (one ADS being equal to one Share), subject to certain limitations as set forth below.  The Indenture further provides that during the one year period from April 1, 2015 to March 31, 2016, no more than US$62.5 million of the aggregate principal amount of the Notes may be converted, and no more than US$20 million of the aggregate principal amount of the Notes may be converted during any rolling quarter during that one year period.

The Notes were convertible into 245,164,516 Shares based on the Issuer’s calculation of the Floating Conversion Rate of $0.1550 on April 1, 2015, or 51.0% of the total Shares outstanding, based on a total of 235,523,289 Shares issued and outstanding as of February 17, 2015, as reported in the Issuer’s Report on Form T-3/A filed with the Securities and Exchange Commission on February 17, 2015.  However, the Noteholder has agreed pursuant to a deed poll executed by the Noteholder for the benefit of the Issuer to further limit its conversion rights such that, for a period of 90 days commencing on April 1, 2015, such conversion rights may be exercised only to the extent that immediately following such conversion the Noteholder owns no more than 9.9% of the total number of Shares outstanding (the “Conversion Limit”).

On April 1, 2015 the Noteholder submitted a conversion notice to the Issuer’s agent requesting conversion of the Notes. The Noteholder had determined that based on its existing holding of 2,256,210 Shares and its calculation of the Floating Conversion Rate, a notice requesting conversion of Notes in the principal amount of US$3,877,500 would not cause a breach of the Conversion Limit. On April 2, 2015 the Noteholder received confirmation that its conversion notice had been accepted but that the Issuer’s calculation of the Floating Conversion Rate resulted in conversion of the Notes into 25,016,129 Shares, inadvertently resulting in beneficial ownership of 27,272,339 Shares, or 10.5% of the total Shares outstanding. Subject to market conditions and the consideration of certain other relevant factors, the Reporting Persons intend to dispose of such number of Shares as required to remedy this inadvertent breach and remain in compliance with the deed poll. If other noteholders were to convert all or a portion of the Issuer’s convertible notes held by them, the Reporting Persons’ beneficial ownership as a percentage of the total Shares outstanding may be further reduced.

Item 5	Ownership of Five Percent or Less of the Class:
Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
See Item 2 above.

CUSIP No. 50183L107

Item 8	Identification and Classification of Members of the Group:
Not Applicable.
Item 9	Notice of Dissolution of Group:
Not Applicable.
Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to BFAM Hong Kong, registered with the Securities & Futures Commission of Hong Kong as a Type 9 (asset management) licensed corporation, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 50183L107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 13, 2015

BFAM PARTNERS (CAYMAN) LIMITED
By:	/s/ Mark Fagan
Name: Mark Fagan Title: Director
BFAM PARTNERS (HONG KONG) LIMITED
By:	/s/ Benjamin Fuchs
Name: Benjamin Fuchs Title: Director
BFAM ASIAN OPPORTUNITIES MASTER FUND, L.P.
By:	BFAM Asian Opportunities Master GP Limited, its general partner
By:	/s/ Gary Linford
Name: Gary Linford Title: Director
BFAM ASIAN OPPORTUNITIES MASTER GP LIMITED
By:	/s/ Gary Linford
Name: Gary Linford Title: Director

/s/ Benjamin Fuchs
BENJAMIN FUCHS

CUSIP No. 50183L107

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  April 13, 2015

BFAM PARTNERS (CAYMAN) LIMITED
By:	/s/ Mark Fagan
Name: Mark Fagan Title: Director
BFAM PARTNERS (HONG KONG) LIMITED
By:	/s/ Benjamin Fuchs
Name: Benjamin Fuchs Title: Director
BFAM ASIAN OPPORTUNITIES MASTER FUND, L.P.
By:	BFAM Asian Opportunities Master GP Limited, its general partner
By:	/s/ Gary Linford
Name: Gary Linford Title: Director
BFAM ASIAN OPPORTUNITIES MASTER GP LIMITED
By:	/s/ Gary Linford
Name: Gary Linford Title: Director

/s/ Benjamin Fuchs
BENJAMIN FUCHS